Exhibit 21.1

RENEWABLE ENERGY GROUP, INC.

Subsidiaries of the Registrant

Subsidiary Name	Jurisdiction of Incorporation

REG Albert Lea, LLC	Iowa

REG Biofuels, Inc.	Delaware

REG Clovis, LLC	Iowa

REG Construction & Technology Group, LLC	Iowa

REG Danville, LLC	Delaware

REG Emporia, LLC	Iowa

REG Houston, LLC	Texas

REG Marketing & Logistics Group, LLC	Iowa

REG Newton, LLC	Iowa

REG New Orleans, LLC	Iowa

REG Ralston, LLC	Iowa

REG Seneca, LLC	Iowa

REG Services Group, LLC	Iowa

REG Ventures, LLC	Iowa